www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2024/08/28: UMC will attend investor conferences on 2024/09/04

99.2 Announcement on 2024/09/12: Announcement of the change of Custodian bank for the Depositary Receipts (DR) program

99.3 Announcement on 2024/09/05: August Revenue

99.4 Announcement on 2024/09/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2024/09/04

1. Date of institutional investor conference: 2024/09/04

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Corporate Day 2024”, held by Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.2

Announcement of the change of Custodian bank for the Depositary Receipts (DR) program

1. Date of occurrence of the event: 2024/09/12

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The company will change the Custodian bank for the DR program

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

Due to the business arrangement of our depositary bank, JPMorgan Chase Bank, N.A., the custodian bank will change from JPMorgan Chase Bank, Taipei Branch to Standard Chartered Bank (Taiwan) Limited, effective on September 16, 2024.

Exhibit 99.3

United Microelectronics Corporation

September 5, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
August	Net sales	20,645,494	18,952,011	1,693,483	8.94%
Year-to-Date	Net sales	152,973,760	148,521,784	4,451,976	3.00%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,852,308	8,915,412	160,100,720

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 and July 31, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,972 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	1,020,480	0
Fair Value	0	0	3,397	0
Net profit (loss) from Fair Value	0	0	3,397	0
Written-off Trading
Contracts	0	0	645,038	0
Realized profit (loss)	0	0	8,130	0

Exhibit 99.4

United Microelectronics Corporation

For the month of August, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2024	Number of shares as of August 31, 2024	Changes
Executive Vice President Senior Vice President Vice President Vice President Vice President	Ming Hsu Oliver Chang S F Tzou Jerry CJ Hu Y S Shen	5,488,000 2,872,589 1,259,108 2,468,000 1,128,000	5,333,000 2,816,589 1,129,108 2,466,000 968,000	(155,000) (56,000) (130,000) (2,000) (160,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2024	Number of shares as of August 31, 2024	Changes
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